Filed pursuant to Rule 433

Preliminary Prospectus dated April 14, 2008

Registration No. 333-130932

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

April 14, 2008

2008 Series A 5.40% Senior Notes Due 2018

Issuer:	Virginia Electric and Power Company

Principal Amount:	$600,000,000

Expected Ratings (Moody’s/S&P/Fitch):	Baa1 (stable outlook)/A- (stable outlook)/BBB+ (stable outlook)

Trade Date:	April 14, 2008

Settlement Date:	April 17, 2008

Final Maturity Date:	April 30, 2018

Interest Payment Dates:	April 30 and October 30

First Interest Payment Date:	October 30, 2008

Call Provisions:	Make Whole Call at T+35 bps

Treasury Benchmark:	3.50% due February 15, 2018

Benchmark Yield:	3.479%

Spread to Benchmark:	+195 bps

Reoffer Yield:	5.429%

Coupon:	5.40%

Price to Public:	99.775%

Proceeds to Company Before Expenses:	99.125%

CUSIP/ISIN:	927804 FF6/US927804FF67

Joint Book-Running Managers:	Barclays Capital Inc.; Greenwich Capital Markets, Inc.; Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-227-2275 (toll free) Ext. 2663

Greenwich Capital Markets, Inc.	1-866-884-2071 (toll free)

Wachovia Capital Markets, LLC	1-800-326-5897 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.